UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Merrimack Pharmaceuticals, Inc.

File No. 333-175427 - CF#27038

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Merrimack Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 8, 2011, as amended.

Based on representations by Merrimack Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through June 29, 2016
Exhibit 10.16	through July 8, 2014
Exhibit 10.17	through July 8, 2014
Exhibit 10.18	through July 8, 2014
Exhibit 10.19	through July 8, 2014
Exhibit 10.20	through July 8, 2014
Exhibit 10.21	through July 8, 2014
Exhibit 10.22	through July 8, 2014
Exhibit 10.23	through July 8, 2021
Exhibit 10.24	through July 8, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Legal Branch Chief